# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kinetik Holdings Inc., CIK 0001692787
CUSIP: 02215L209
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2700 Post Oak Blvd., Suite 300, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 06/24/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-032505
Filed by CIK 0000895421

## Reporting persons
- MORGAN STANLEY: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 115,625; sole dispositive power 0; shared dispositive power 253,506; aggregate amount beneficially owned 253,506 (0.4% of the class)
  Comment: On July 5, 2024, the Reporting Persons (as defined herein) filed a Schedule 13G reporting their ownership of the Issuer's Class C Common Stock (the "Class C Common Stock") and an equal number of paired common units representing limited partner interests (the "Common Units" and, together with the Class C Common Stock, "Paired Interests") of Kinetik Holdings, LP, a subsidiary of the Issuer (the "Partnership"), held directly by Durango Midstream LLC, which may be redeemed by the holder for shares of the Issuer's Class A Common Stock (the "Class A Common Stock") on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), for the Class A Common Stock.
- MS Capital Partners Adviser Inc: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On July 5, 2024, the Reporting Persons filed a Schedule 13G reporting their ownership of the Issuer's Class C Common Stock and an equal number of Common Units of the Partnership held directly by Durango Midstream LLC, which may be redeemed by the holder for shares of the Issuer's Class A Common Stock on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Act for the Class A Common Stock.
- MS Energy Partners GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On July 5, 2024, the Reporting Persons filed a Schedule 13G reporting their ownership of the Issuer's Class C Common Stock and an equal number of Common Units of the Partnership held directly by Durango Midstream LLC, which may be redeemed by the holder for shares of the Issuer's Class A Common Stock on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Act for the Class A Common Stock.
- Durango Investment Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On July 5, 2024, the Reporting Persons filed a Schedule 13G reporting their ownership of the Issuer's Class C Common Stock and an equal number of Common Units of the Partnership held directly by Durango Midstream LLC, which may be redeemed by the holder for shares of the Issuer's Class A Common Stock on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Act for the Class A Common Stock.
- Durango Midstream LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On July 5, 2024, the Reporting Persons filed a Schedule 13G reporting their ownership of the Issuer's Class C Common Stock and an equal number of Common Units of the Partnership held directly by Durango Midstream LLC, which may be redeemed by the holder for shares of the Issuer's Class A Common Stock on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Act for the Class A Common Stock.

## Item 1. Issuer
Name of issuer: Kinetik Holdings Inc.
Address of issuer's principal executive offices: 2700 Post Oak Blvd., Suite 300, Houston, Texas, 77056

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Morgan Stanley;
ii) MS Capital Partners Adviser Inc. ("MS Capital");
iii) MS Energy Partners GP LP ("MS Energy");
iv) Durango Investment Holdings LLC ("Durango Holdings"); and
v) Durango Midstream LLC ("Durango Midstream").

Durango Midstream is a wholly-owned subsidiary of Durango Holdings. Durango Holdings is ultimately owned by various investment vehicles that are managed by MS Capital and for which MS Energy serves as general partner. Morgan Stanley is the ultimate parent of MS Capital.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 1585 Broadway, New York, NY 10036.
Citizenship:
i) Morgan Stanley is a Delaware corporation;
ii) MS Capital is a Delaware corporation;
iii) MS Energy is a Cayman Islands limited partnership;
iv) Durango Holdings is a Delaware limited liability company; and
v) Durango Midstream is a Colorado limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
On July 5, 2024, the Reporting Persons filed a Schedule 13G reporting their ownership of 3,840,246 Paired Interests held directly by Durango Midstream, which may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis or, at the Partnership's election, cash. Because the Partnership retains the right to settle the Common Units in cash, the Reporting Persons do not have the right to acquire beneficial ownership of the underlying shares of Class A Common Stock until the Partnership elects share, not cash, settlement upon a redemption request. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G and report that, since their acquisition of the Paired Interests and through the date of filing of this amendment, they beneficially own 0 shares of Class A Common Stock underlying the Paired Interests and are not subject to Section 13(d) of the Act for the Class A Common Stock.

The amount and percentage of Class A Common Stock reported as beneficially owned by Morgan Stanley in this Schedule 13G amendment represents the amount and percentage of Class A Common Stock that Morgan Stanley beneficially owned as of June 24, 2024, which was the Date of Event of the original Schedule 13G.
Percent of class:
Morgan Stanley: 0.4%
MS Capital: 0.0%
MS Energy: 0.0%
Durango Holdings: 0.0%
Durango Midstream: 0.0%
Sole power to vote or to direct the vote:
Morgan Stanley: 0
MS Capital: 0
MS Energy: 0
Durango Holdings: 0
Durango Midstream: 0
Shared power to vote or to direct the vote:
Morgan Stanley: 115,625
MS Capital: 0
MS Energy: 0
Durango Holdings: 0
Durango Midstream: 0
Sole power to dispose or to direct the disposition:
Morgan Stanley: 0
MS Capital: 0
MS Energy: 0
Durango Holdings: 0
Durango Midstream: 0
Shared power to dispose or to direct the disposition:
Morgan Stanley: 253,506
MS Capital: 0
MS Energy: 0
Durango Holdings: 0
Durango Midstream: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated May 6, 2025

## Signatures
- MORGAN STANLEY: /s/ Mustafa Salehbhai, Mustafa Salehbhai, Authorized Signatory (05/06/2025)
- MS Capital Partners Adviser Inc: /s/ David Cook, David Cook, Vice President (05/06/2025)
- MS Energy Partners GP LP: /s/ David Cook, David Cook, Vice President, MS Energy Partners GP LP, its general partner (05/06/2025)
- Durango Investment Holdings LLC: /s/ David Cook, David Cook, Vice President (05/06/2025)
- Durango Midstream LLC: /s/ David Cook, David Cook, Vice President (05/06/2025)